SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: March 8, 2002

By: ________________

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Notice to Shareholders, dated March 1, 2002.

EXHIBIT 1

EMBRAER

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTICE TO SHAREHOLDERS

EMBRAER – Empresa Brasileira de Aeronáutica S.A. hereby informs that it was approved, at a Special Shareholders' Meeting held on March 1, 2002, the distribution of dividend in preferred shares to all the holders of its common shares and preferred shares on the reference date of March 1, 2002.

The shares issued by the Company shall be traded in the São Paulo Stock Exchange, after the dividend, as of, and including, March 4, 2002. This dividend results from the incorporation into the corporate capital of the amount of R$342,295,494.30 registered in "Reserve for Investments and Working Capital", a statutory profits reserve.

The Company will issue 88,430,168 new preferred shares, it being attributed 0.142106 preferred share to each existing common share and to each existing preferred share (dividend of 14.2106% in preferred shares).

The issue price of the preferred shares derived from the reserve capitalization has been established based on the book value of the Company's shares on September 30, 2001.

The preferred shares attributed as a stock dividend will have the same characteristics as the existing preferred shares of the Company. The new preferred shares will not be entitled to a dividend in connection with the year ended on December 31, 2001.

The stock dividend will result in an increase in the amount of preferred shares outstanding and will potentially increase the liquidity of such preferred shares in the market. The increase in the number of preferred shares resulting from the payment of the stock dividend will ensure the Company's ability to issue preferred shares in larger proportion in future capital increases, considering that the amendments to the corporations laws implemented by Law No. 10,303/2001 established that existing corporations can maintain a proportion of up to 2/3 of preferred shares from the total number of issued shares. Once the stock divided is implemented, the Company shall be entitled to maintain, including in future capital increases, the existing proportion between the number of preferred shares and the total number of issued shares, as established immediately after the stock dividend.

After the stock dividend, the subscribed and paid in corporate capital of EMBRAER shall be of R$1,645,838,596.07 (one billion, six hundred and forty-five million, eight hundred and thirty-eight thousand, five hundred and ninety-six reais and seven cents), comprised of 710,713,042 shares, without par value, of which 242,544,448 are common shares, including one class of special shares, and 468,168,594 are preferred shares.

Delivery of the stock dividend:

The shares resulting from the stock dividend approved at the Special Shareholders' Meeting shall be registered in the relevant entry for each shareholder as of March 6, 2002, and the shareholders holding ADSs – American Depositary Shares in the New York Stock Exchange (NYSE) shall have the ADSs registered in their respective portfolios on March 12, 2002.

São José dos Campos, March 1, 2002.

Antonio Luiz Pizarro Manso
Executive Vice President & CFO

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